OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Space Division Inc.

1313 W. 135th Street
Gardena, CA 90247

https://www.spacedivisioninc.com

5000 shares of Class B Non Voting Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 535,000* shares of common stock ($1,070,000)

Maximum subject to adjustment for bonus shares. See **10% Bonus below*

Minimum 5,000 shares of common stock ($10,000)

Company	Space Division Inc.
Corporate Address	1313 W. 135th Street, Gardena CA, 90247
Description of Business	Reseller of carbon fiber products from upcycled aerospace scrap.
Type of Security Offered	Class B Non-Voting Common Stock (the "Securities")
Purchase Price of Security Offered	$2.00
Minimum Investment Amount (per investor)	$250.00
Repurchase of Securities sold in this Offering	The Company may, at any time after the closing of this Offering, and in connection with a bona fide institutional financing, repurchase the Securities from the holders, by delivering written notice of repurchase along with payment for the Securities. The payment for the Securities shall be based on the valuation of the Company in such institutional financing. Upon delivery of such notice and payment, the Securities shall automatically be deemed repurchased and cancelled.

The 10% Bonus for StartEngine Shareholders (This bonus period is concluded as of 4:30PM PT on December 20, 2017)

Space Division Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering **within a 24-hour window of their campaign launch date.** This means you will receive a bonus for any shares you purchase. For example, if you buy 50 shares of Class B Common Stock at $2.00 / share, you will receive 5 Class B Common Stock bonus shares, meaning you'll own 55 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned subscription agreement.

Perks

$250 — If you invest $250, you will receive an SDI Carbon keychain & a 25% off, one-time use promocode for https://www.spacedivisioninc.com and www.121Cboards.com purchase

$500 — If you invest $500, you will receive a collection of SDI products & a one-time use promocode for 25% off on an SDI and 121C purchase

$5,000 — If you invest $5,000, you will receive an invite to join us at our launch event in Southern California & a one-time use promocode for 25% off on an SDI and 121C purchase

$10,000— If you invest $10,000 you will receive an invite to lunch with SDI CEO Ryan Olliges & a one-time use promocode for 25% off on an SDI and 121C purchase

$25,000— If you invest $25,000 you will receive an invite to a dinner with the SDI leadership including astronaut Michael Lopez Alegria and space advocate Greg Autry & a one-time use promocode for 25% off on an SDI and 121C purchase

**All perks occur after the offering is completed.*

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Space Division Inc. also referred to as SDI, will market carbon fiber consumer products manufactured by 121C, inc. 121C upcycles carbon fiber scrap material from the spacecraft industry. SDI will serve as a direct to consumer outlet for a variety of products on a non-exclusive basis. Products categories (and products) may include: personal accessories (phone stands, key chains), furnishings (tables, desks), office accessories (clipboards, pens), and household accessories (coasters, wine racks).

Space Division Inc. will not resell skateboards, a market that 121C has developed as a demonstration market. 121C will also continue to sells skateboards directly to consumers and also to function as an Original Equipment Manufacturer, producing many products to be resold into various markets by other firms.

Space Division Inc. is currently a wholly owned subsidiary of 121C, Inc.

Sales, Supply Chain, & Customer Base

SDI will purchase and resell products manufactured by 121C, inc. founded by the same team (Olliges, Stern, Autry, etc.). 121C holds intellectual property for automated up cycling of material into these goods. Products will be marketed to customers directly online via the Space Division website and possibly other online marketplaces such as Amazon, Alibaba or Touch of Modern. The target customers are higher income, style concious, technology enthusiasts with an interest in space and aviation.

Competition

There are a number of companies selling carbon fiber products in stores and online, including a few speciality sites. To our knowledge none are leveraging direct sales of up cycled aerospace scrap in their marketing.

Liabilities and Litigation

SDI sublets space and labor from 121C. There are no lawsuits, tax or regulatory issues pending.

The team

Officers and directors

Ryan Olliges	Founder, President, CEO, & Director
Greg Autry	Co-Founder & CSO
Paul Olliges	Co-Founder & Advisor
Jaysen Harris	Co-Founder & CTO
Adrian Stern	Chief Financial Officer, Secretary, Director

Ryan Olliges
Ryan is CEO and President of SDI since its founding in November of 2017. He launched 121C in 2015, where he is also CEO and President, while earning a degree in Aerospace Engineering at the University of Southern California's Viterbi School of Engineering. Ryan served as the lead composites engineer for USC's Rocket Propulsion Lab and worked on carbon fiber reuse in the composites materials lab. Ryan has served as our CEO, President and as a director since our founding in April 2015. He is a 2016 graduate of USC's Viterbi School of Engineering where worked in the Composites Lab and lead composites work in the Rocket Propulsion Lab.

Greg Autry

Greg Autry has been our Cheif Strategy Officer since SDI's founding in November of 2017. He also co-founded 121C in April 2015 and as serves as chief strategy officer and a director. He was also secretary of 121C between April 2015 and February 2017. Dr. Autry has also been an Assistant Professor of Clinical Entrepreneurship at the University of Southern California's prestigious Lloyd Greif Center since 2013. He teaches startup management and innovation and researches the commercial space sector. Greg has four decades of experience as a serial technology entrepreneur & previously co-founded Network Corps where he was President from 1998-2015. Greg severed on the Presidential Transition team at NASA (December 2016 - January 2017) and as the interim White House Liaison to America's space agency (January - February 2017). He writes and comments regularly on the space industry in major outlets and is a regular Forbes contributor. He holds an MBA & Ph.D. from UC Irvine.

Paul Olliges
Paul Olliges is Co-Founder and Advisor at both 121C (since 2015) and SDI (since November 2017). Paul has years of experience working in manufacturing and with composites in the marine industry, including as Director of Design at US Marines, the parent company of Bayliner. Paul currently serves as General Manager at Sea-Dog line. He co-founded BackAlive in 2013. Paul holds a BS in Industrial Design and an MBA from the University of Washington. He has served as our Treasurer and as a director since April 2015.

Jaysen Harris
Jaysen Harris serves as Chief Technology Officer at SDI (since November 2017) and 121C (since April 2015). He has many years of entrepreneurial experience in several technology startups. He is experienced in implementing systems throughout organizations large and small. As services manager at Network Corps he led several major projects deployments at Kaiser Permanente. Jaysen has served as our Chief Technical Officer and as a director since 2015.

Adrian Stern
Adrian Stern is CFO and Secretary at both SDI (since November 2017) and 121C. (since April 2015) He is a CPA and founder at Clumeck Stern Schenkelberg & Getzoff (since 1988). He is currently serving as the Chairman of California Center for Public Health Advocacy and was previously the Treasurer of that group. He holds a Bachelor of General Studies from the University of Michigan. Adrian has served as our Secretary since February 2017, and as a director since 2016.

Number of Employees: 4

Related party transactions

We are a party to a distribution agreement with 121c Boards, Inc., our sole stockholder, which manufactures our products, and from which we have the non-exclusive right to purchase and sell our products on an arm's length basis. Under our distribution agreement, we are guaranteed the lowest wholesale price at which 121c Board sells products to distributors. After we have sold $50,000 in products, we must pay a royalty to 121c Boards equal to 10% of our gross sales of the products. For purposes of clarity, 121c Boards may also sell its products directly or to other third-party distributors for distribution. We are also a party to a Management Services Agreement with 121c Boards, Inc., pursuant to which 121c Boards provides us with office space, management, operational and logistical support services in exchange for a $10,000 per month fee beginning on January 1, 2018 and a one-time fee of $50,000 due on the close of this offering. These fees are subject to review and adjustment as negotiated by the firms who are party to the agreement. 121c Boards, Inc., our sole stockholder, has loaned us $10,000, which is interest free, and will be repaid upon the initial closing of this offering. All of our officers and directors, are officers directors and shareholders of 121c, Inc.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **121C inc. Dependency and No Intellectual Property** Our products are supplied exclusively by 121C Inc., our sole stockholder. If 121C inc. were to fail or become unable to reliably supply SDI with products, we may be unable to find other sources to supply us with our products, and impact our ability generate any revenues. While we do not own any intellectual property, several patentable ideas and trade secrets owned by 121c, Inc., are critical to scaling our operation and reducing costs. Without them, we are unlikely to achieve profitability, and attract the investment we need to scale production. Although 121C endeavors to protect these proprietary processes, it is possible that it could be the victim of industrial espionage. If these trade secrets are discovered by third parties, it could be more difficult for us to compete. In addition, 121c Inc.'s competitors may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our products or which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses, which may not be available on favorable terms. Any lawsuits could be expensive, time consuming and distract management's attention from our core operations.
- **Supply Risk** 121C inc is dependent on suppliers of carbon fiber trim scrap, and the inability to continue to obtain the same at prices and volumes acceptable to it could have a material adverse effect on our prospects and operating results. Although the current supply is locked in by contracts held by 121C inc., it is possible that 121C inc. could be found to be in violation of such contracts and the suppliers might exit the agreements early. The existing suppliers have renewed their agreements with121C inc, but it is possible that they may not renew their agreements in the future. Although we believe 121C has excellent relationships with its major suppliers, competitors may attempt to source scrap from our suppliers resulting in a decrease in scrap available to us or an increase

in the market price 121C pays, raising costs to SDI.

- **Additional Raises Possible** If this offering is fully subscribed, we do not anticipate we will need to raise additional capital. If, however, we run into operational problems, our forecasts turn out to be inaccurate, or more rapid growth is called for by management in the future, we may need to engage in common equity, debt, or preferred stock financing in the future, as a result of which your rights and the value of your investment in our common stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Shares of preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment, including, a lower purchase price per share.
- **Stock Lacks Liquidity** Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. In addition, there is no established public trading market for the resale of our common stock, and we do not have plans to apply for or otherwise seek trading or quotation of our common stock on an over-the-counter market. Investors should assume that they may not be able to liquidate their investment for some time.
- **Valuation is Speculative** It is very difficult to place a value of a privately held stock. Our value is very dependent on outcomes in disrupting several markets with new material and processes. The market will eventually determine what the value of the Company and its stock actually is, when the firm is sold or there is an Initial Public Offering (IPO). At this point, no one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. If you do not think you can make a wise evaluation of the potential of the firm based on the information here, do not invest.
- **Revenue Projections are Speculative** Any projections regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and have not been reviewed by our independent accountants. Such projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.
- **Management Team Risk** One of our most valuable assets is our team of technical and business experts. We depend on processes, strategies and industry relationships provided by our talented and highly-respected team members. It is possible that key Company employees, executives or advisors may leave us to pursue other opportunities. It is possible that other employment or

engagements may preclude an executive or advisor from continuing their relationship with us. For example, Dr. Autry was invited to join the Presidential Transition Agency Review Team for NASA in December 2016 followed by a temporary appointment as an employee at NASA in January and February of 2017. Dr. Autry chose to resign his position with us during those temporary engagements so as to avoid any appearances of conflict of interest. Dr. Autry or Mr. Lopez-Alegria could potentially be offered government service engagements or appointments in the future. Unexpected changes in university policies regarding outside consulting and investment could potentially result in complications that compel Professor Nutt and/or Dr. Autry to discontinue their association with the firm. The inability to retain such key personnel, would seriously impair our ability to, or could cause us to fail to, successfully implement our business plan. This could have a material adverse effect on our business, results of operations and financial condition and the investors could lose their investment.

- **Competitors may emerge.** We are currently unaware of any direct competition in the consumer market for up cycled carbon fiber products. We currently face little competition in the collection and processing of carbon fiber trim scrap with resin systems intact. The vast majority of future scrap is still headed for the landfills. Efforts to solve the carbon fiber problem with government and university research grants are focused on the more intractable problem of reusing used, cured (hardened) carbon fiber from retired aircraft or their components. Currently, we are aware of only one similar effort with credibility, Leap Tech LLC of Charleston, SC, a firm with which we enjoy a positive relationship and that we may seek to partner with in the future. It is possible new competition may emerge and manage to overcome our first mover advantage, intellectual property and industry relationships. Such competitors may have greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products.
- **Regulatory Concerns** It is possible the we may be found to have violated one or more local, state or federal laws concerning the handling, transportation, storage, or other use of waste material or other operational or environmental regulations. Such a violation could result in additional fees, fines or the suspension of operations.
- **No Voting Rights** The Class B Common Stock being issued in this offering have no voting rights. Therefore, investors shall be unable to control or have any vote with respect to our management and affairs, including, but not limited to, the election of directors and approval of significant corporate transactions.
- **Our auditor has issued a "going concern" opinion** Our auditor has issued a "going concern" opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing. To date, we have not generated revenues from our principal operations and have sustained losses since inception. Because losses will continue until such time that we begin selling our products, and because we

have no committed source of financing, we rely on financing to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- 121C Inc, 100.0% ownership, Class A Common Stock
- Ryan Olliges, 21.1% ownership, Common Stock of 121c, Inc.

Classes of securities

- Class A Common Stock: 1,000,000

  The total number of shares of stock which we are authorized to issue is Five Million (5,000,000) shares of Common Stock, consisting of: (i) Two Million Five-Hundred Thousand (2,500,000) shares of Class A Common Stock; and (ii) Five Million (2,500,000) shares of Class B Common Stock.

  Voting Rights. The holders of Class A Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Class B Common Stock have no voting rights.

  Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of Class A Common Stock and Class B Common Stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the shareholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

  Liquidation Rights. In the event of our liquidation, dissolution or windingup, holders of Class A Common Stock and Class B Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

  Absence of Other Rights or Assessments. Holders of Class A Common Stock and Class B Common Stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the Class A Common Stock or Class B Common Stock. When issued in accordance with our certificate of incorporation and California General Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.
- Class B Non-Voting Common Stock: 0

  See above.

Repurchase of Securities sold in this Offering. The Company may, at any time after the closing of this Offering, and in connection with a bona fide institutional financing, repurchase the Securities from the holders, by delivering the undersigned written notice of such repurchase along with payment for the Securities. The payment for the Securities shall be based on the valuation of the Company in such institutional financing. Upon delivery of such notice and payment, the Securities shall automatically be deemed repurchased and cancelled.

What it means to be a Minority Holder

You will hold a minority interest in non-voting common stock of the Company and the founders combined with a few other shareholders will control the Company.

As a minority holder of non-voting common stock you will have limited ability, if any, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

In addition, because we are offering a 10% bonus to early investors, additional shares will be issued resulting in some slight dilution to your investment.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company.

Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until December 15, 2017 when we commence marketing and selling products. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for five months without revenue generation.

Space Division Inc. is well positioned to survive even if we were not to make our growth projections. The production agreement with 121C Inc. removes the burden of capital equipment purchases and reduces fixed costs to a single monthly payment of $10,000 per month for use of facilities and staff. SDI purchases goods as needed from 121C, where it is co-located, removing the burden of inventory, inbound freight and logistics. Gross margins are predictable as the Cost of Goods Sold per item are determined by flat rate, per item pricing with 121C. Per our agreement with 121C, SDI is assured of the lowest pricing that 121C provides to any other distribution channel for identical products.

The firm should start generating revenues within weeks. Products are already developed and ready for delivery. The consumer website is ready and products can be shipped to Amazon within weeks. The social media campaign for launch is queued up.

Financial Milestones

Our financial milestones include the following forward looking projections:

- $10k monthly revenue - 1/18
- $100k monthly revenue - 12/18 (positive cash flow)
- $300k monthly revenue - 12/19

These projections are based on our insights from the 121C carbon fiber skate brand, where sales are typically in the range of $50,000 per month and are growing. The skateboard market is a tiny fraction of the global consumer goods market, being composed primarily of small percentage of the young (primarily male) population, whereas SDI's products are specifically designed to appeal to a broad-based market of all ages; one that is many times the size of the skateboard market. We believe they are conservative.

Liquidity and Capital Resources

As of December 1, 2017, we had $10,000 in cash and are generating operating losses. We have not yet began marketing and selling product, however, intend to finance our operations primarily through sales revenues which we expect we will begin generating in December 2017. If we are successful in this offering, we will likely seek to continue to raise capital under other crowdfunding offerings, equity or debt issuances, or any other methods available to the company. We believe that if we raise the full amount we are seeking in the is offering, we will be able to sustain the business for five months without revenue generation.

Indebtedness

121c Boards, Inc., our sole stockholder, has loaned us $10,000, which is interest free, and will be repaid upon the initial closing of this offering.

Recent offerings of securities

None

Valuation

$2,000,000.00

The price of the shares in this offer reflect the opinion of the Company as to what would be fair market value. The success of the Minimum Viable Product (MVP) in the skateboard category is encouraging but is not at all representative of broader market potential for carbon fiber products across many industries and consequently valuation was not based on financial performance in that small market. The valuation in this offering is based upon our intellectual property, strategic approach to material upcycling, the capabilities of our team, our team's expertise in developing propreiatary systems and their strong credibility with the aerospace supply industry.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (x% total fee)	$600	$64,200
Professional Fees	$6,500	$6,500
Net Proceeds	$2,900	$999,300
Use of Net Proceeds:		
Marketing	$0	$250,000
Product Development	$0	$200,000
Insider Loan Repayment	$0	$10,000
Working Capital	$2,900	$539,300
Total Use of Net Proceeds	$2,900	$1,070,00

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $1,070,000, we believe the amount will last us eighteen months and plan to use the net proceeds of approximately $999,300 over the course of that time as described in the table above.

Notes on expenditures:

Marketing: Primarily video development and social media advertising, with a focus on Facebook, Instagram and email marketing.

Product Development: Creation of new products will require design consultants, computers, software, tools and prototype materials.

Professional Fees: Lawyers, accountants and consultants who assist with the establishment of the firm and this crowdfunding campaign.

Insider Loan Repayment: 121C has loaned SDI $10,000 to get off the ground. This is to be paid back with no interest when this campaign is funded.

Working Capital: Monies to be held in reserve and allocated to the above areas or other important needs as the management team sees appropriate.

The use of proceeds described above is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Irregular Use of Proceeds

We might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

We will make annual reports available on our website https://www.spacedivisioninc.com in the section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Space Division Inc.

[See attached]

SPACE DIVISION INC.

FINANCIAL REPORT

DECEMBER 31, 2017

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Space Division Inc.
Gardena, California

We have reviewed the accompanying financial statements of Space Division Inc. (a Delaware corporation), which comprise the balance sheet as of December 31, 2017, and the related statements of changes in stockholders' equity, income, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Stephen N. Getzoff, CPA • Adrian B. Stern, CPA • L. Larry Clumeck, CPA • Sanford J. Madnick, CPA • Denise A. Villbrandt, CPA
17404 VENTURA BOULEVARD, SECOND FLOOR • ENCINO, CALIFORNIA 91316
TELEPHONE: 818.906.2230 • FACSIMILE: 818.789.8856 • WWW.CLUMECKSTERN.COM

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Clumeck Stern Schenkelberg & Getzoff
CLUMECK STERN SCHENKELBERG & GETZOFF
Certified Public Accountants

Encino, California
March 27, 2018

SPACE DIVISION INC.

BALANCE SHEET

DECEMBER 31, 2017

ASSETS

CURRENT ASSETS	
Cash	$ 10,000
Total Current Assets	10,000
TOTAL ASSETS	$ 10,000

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 0
Due from 121C, Inc.	10,000
Total Current Liabilities	10,000
TOTAL LIABILITIES	10,000
COMMITMENTS AND CONTINGENCIES (NOTE 3)	
STOCKHOLDERS' EQUITY	
Class A common stock	100
Class B common stock	0
Subscription receivable	(100)
Retained earnings	0
Total Stockholders' Equity	0
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 10,000

SPACE DIVISION INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

DECEMBER 31, 2017

	Class A Common Stock			Class B Common Stock								
	Shares		Amount	Shares		Amount		Subscription Receivable		Retained Earnings		Stockholders' Equity
Beginning Balance, January 1, 2017	0	$	0	0	$	0	$	0	$	0	$	0
Founder shares	1,000,000		100	0		0		(100)		0		0
Net income	0		0	0		0		0		0		0
Ending Balance, December 31, 2017	**1,000,000**	**$**	**100**	**0**	**$**	**0**	**$**	**(100)**	**$**	**0**	**$**	**0**

(See Independent Accountant's Review Report And Notes To Financial Statements)

SPACE DIVISION INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2017

NET REVENUES	$	0
COST OF SALES		0
GROSS PROFIT		0
OPERATING EXPENSE		
Selling		0
General and administrative		0
TOTAL OPERATING EXPENSES		0
INCOME FROM OPERATIONS		0
INCOME BEFORE INCOME TAXES		0
PROVISIONS FOR INCOME TAXES		0
NET INCOME	$	0

(See Independent Accountant's Review Report And Notes To Financial Statements)

SPACE DIVISION INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	0
NET CASH PROVIDED BY OPERATING ACTIVITIES		0
CASH FLOWS FROM FINANCING ACTIVITIES		
Loan from 121C, Inc.		10,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		10,000
NET INCREASE (DECREASE) IN CASH		10,000
NET CASH, BEGINNING OF YEAR		0
NET CASH, END OF YEAR	$	10,000
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid for interest	$	0
Cash paid for income taxes	$	0
NON CASH INVESTING AND FINANCING ACTIVITIES		
Subscription receivable for founder shares	$	100

NOTE 1 – NATURE OF OPERATIONS

Space Division Inc. was formed on November 16, 2017 (“Inception”) in the State of Delaware. The financial statements of Space Division Inc. (which may be referred to as the “Company”, “we”, “us”, or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Gardena, California.

Space Division Inc. (“SDI”) will market carbon fiber consumer products manufactured by 121C, Inc. (121C”) its sole stockholder upon Inception. 121C upcycles carbon fiber scrap material from the spacecraft industry and manufactures such materials into consumer products. SDI will serve as a direct to consumer outlet for a variety of products on a non-exclusive basis. Product categories (and products) may include: personal accessories (phone stands, key chains), furnishings (tables, desks), office accessories (clipboards, pens), household accessories (coasters, wine racks).

Space Division Inc. will not resell skateboards, a market that 121C has developed as a demonstration market. 121C will function as an Original Equipment Manufacturer, producing many products to be resold into various markets by other firms and provide services to SDI per the agreement described in Note 3.

Going Concern and Management Plans

The Company was only recently formed. The Company will incur significant additional costs for operations until revenues can be derived including costs outlined in Note 3 to 121C. These matters raise substantial doubt about the Company’s ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with our Regulation Crowdfunding campaign, and additional debt and/or equity financing as available and determined to be necessary. The Company may also utilize traditional pre-sale crowdfunding mechanisms to sell product. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of its planned development, which could harm its business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has no operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: reduced supply of scrap materials available to 121C for production, changes in scrap material costs, governmental regulations, competition, consumer tastes and trends, or negative press. These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize from the sale of products when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. Revenue will be deferred in instances where the earnings process is not yet complete or provide allowances for returns as applicable once revenue producing activities begin. To date, the Company has not recognized any revenue.

Income Taxes

The Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority and has yet to file an initial tax return.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

On November 29, 2017, the company entered into a Management Services Agreement ("MSA") with 121C for certain services. Per the MSA, 121C will provide office and warehouse space as needed by the Company, as well as management, logistic, and inventory and shipping support. In return, the Company shall make a one-time payment of $50,000 upon the execution of the agreement, and $10,000 per month thereafter. The Company shall also reimburse 121C for any costs incurred on behalf of the Company. The term of the MSA is continuous and cancellable by either party with five-day notice.

NOTE 4 – RELATED PARTY TRANSACTIONS

Subsequent to Inception, 121C provided a non-interest short-term loan of $10,000 to the Company in order to fund the Company with initial capital for the bank account. The loan is to be repaid on or before July 1, 2018.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has authorized 5,000,000 shares of common stock, par value of $0.0001 per share. The authorized shares are made up of 2,500,000 shares of Class A voting stock and 2,500,000 shares of Class B non-voting common stock. Upon Inception, the Company issued 121C 1,000,000 shares of Class A common stock for $100 and the right to distribute 121C product as described in Note 1. No Class B shares have been issued to date.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated for subsequent events through April 27, 2018, the date the financial statements were available to be issued.

The Company stated that there were no material subsequent events which needed to be disclosed.

SPACE DIVISION, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

as of
November 16, 2017

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants.
Registered Firm - Public Company Accounting Oversight Board

Space Division, Inc.
Index to Financial Statements
(unaudited)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Stockholders
Space Division, Inc.
Gardena, CA

We have reviewed the accompanying financial statements of Space Division, Inc. (the "Company"), a Delaware Corporation, which comprise the balance sheet as of November 16, 2017 ("Inception") and the related statements of operations, stockholder's equity and cash flows as of such date, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

Newport Beach, California
December 1, 2017

SPACE DIVISION, INC.
BALANCE SHEET
(unaudited)

	November 16, 2017
Assets	
Current assets:	
Cash	$ -
Total assets	$ -
Liabilities and Stockholder's Equity	
Current liabilities:	
Accounts payable	$ -
Total liabilities	-
Commitments and contingencies (Note 3)	-
Stockholder's Equity	
Class A common stock	100
Class B common stock	-
Subscription receivable	(100)
Total stockholder's equity	-
Total liabilities and stockholder's equity	$ -

See accompanying independent accountants' review report and notes to the financial statements.

SPACE DIVISION, INC.
STATEMENT OF OPERATIONS
(unaudited)

	November 16, 2017
Revenues	$ -
Operating Expenses-	
General and administrative	-
Net income	$ -

See accompanying independent accountants' review report and notes to the financial statements.

SPACE DIVISION, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
(unaudited)

	Class A Common Stock		Class B Common Stock		Subscription	Retained	Stockholder's
	Shares	Amount	Shares	Amount	Receivable	Earnings	Equity
Inception	-	-	-	-	-	-	-
Founder shares	1,000,000	100	-	-	(100)	-	-
Net income	-	-	-	-	-	-	-
November 16, 2017	1,000,000	$ 100	-	$ -	$ (100)	$ -	$ -

See accompanying independent accountants' review report and notes to the financial statements.

SPACE DIVISION, INC.
STATEMENT OF CASH FLOWS
(unaudited)

	November 16, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ -
Net cash provided by operating activities	-
Increase in cash and cash equivalents	-
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ -
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -
Non cash investing and financing activities:	
Subscription receivable for founder shares	$ 100

See accompanying independent accountants' review report and notes to the financial statements.

NOTE 1 – NATURE OF OPERATIONS

Space Division, Inc. was formed on November 16, 2017 ("Inception") in the State of Delaware. The financial statements of Space Division, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Gardena, CA.

Space Division Inc. ("SDI") will market carbon fiber consumer products manufactured by 121C, Inc. ("121C") its sole stockholder upon Inception. 121C upcycles carbon fiber scrap material from the spacecraft industry and manufactures such materials into consumer products. SDI will serve as a direct to consumer outlet for a variety of products on a non-exclusive basis. Products categories (and products) may include: personal accessories (phone stands, key chains), furnishings (tables, desks), office accessories (clipboards, pens), household accessories (coasters, wine racks).

Space Division Inc. will not resell skateboards, a market that 121C has developed as a demonstration market. 121C will function as an Original Equipment Manufacturer, producing many products to be resold into various markets by other firms and provide services to SDI per the agreement described in Note 3.

Going Concern and Management Plans
The Company was only recently formed. We will incur significant additional costs for operations until revenues can be derived including costs outlined in Note 3 to 121C. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with our Regulation Crowdfunding campaign, and additional debt and/or equity financing as available and determined to be necessary. The Company may also utilize traditional pre-sale crowdfunding mechanisms to sell product. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities

in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: reduced supply of scrap materials available to 121C for production, changes in scrap material costs, governmental regulations, competition, consumer tastes and trends, or negative press. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenue from the sale of products when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. Revenue will be deferred in instances where the earnings process is not yet complete or provide allowances for returns as applicable once revenue producing activities begin. To date, the Company has not recognized any revenue.

Income Taxes
The Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority and has yet to file an initial tax return.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

On November 29, 2017, the Company entered into a Management Services Agreement ("MSA") with 121C for certain services. Per the MSA, 121C will provide office and warehouse space as needed by the Company, as well as management, logistic, and inventory and shipping support. In return, the Company shall make a one-time payment of $50,000 upon the execution of the agreement, and $10,000 per month thereafter. The Company shall also reimburse 121C for any costs incurred on behalf of the Company. The term of the MSA is continuous and cancellable by either party with five-day notice.

NOTE 4 – RELATED PARTY TRANSACTIONS

Subsequent to Inception, 121C provided a non-interest short-term loan of $10,000 to the Company in order to fund the Company with initial capital for the bank account. The loan is to be repaid on or before July 1, 2018.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has authorized 5,000,000 shares of common stock, par value of $0.0001 per share. The authorized shares are made up of 2,500,000 shares of Class A voting stock and 2,500,000 shares of Class B non-voting common stock. Upon Inception, the Company issued 121C 1,000,000 shares of Class A common stock for $100 and the right to distribute 121C product as described in Note 1. No Class B shares have been issued to date.

NOTE 6 – SUBSEQUENT EVENTS

See Note 3 for the MSA entered into subsequent to Inception.

The Company has evaluated subsequent events that occurred after November 16, 2017 through December 1, 2017. There have been no other events or transactions during this time that would have a material effect on the Company's financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Space Division Inc. is pending **StartEngine Approval.**

PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $1.07M goal

Space Division Inc.

Upcycled Carbon-Fiber Consumer Goods

Small OPO Gardena, CA Consumer Products
Accepting International Investment

Exciting Consumer Products Made from Upcycled Space-Grade Carbon Fiber



Invest in Space Division Inc.

At Space Division Inc. (SDI) we specialize in selling a wide variety of amazing consumer products manufactured from upcycled space-ready carbon fiber that's used on the very same production lines that build aircraft, rockets and even spacecraft.

Are you obsessed with today's space innovators? We are too. And we work with some of the world's biggest names... Think big-name rocket makers. Think transportation disruptors. Think of the firms that made America the leader in aircraft and spacecraft and the big-time futurists who you read about in Wired, VentureBeat and Gizmodo... **These are the sort of firms whose scrap disposal problem we're solving today. With your support, we intend to solve this problem for the entire US aerospace industry.**



All of this excitement and buzz is not without its consequences, though. In fact, **over 10 million pounds of carbon fiber waste is generated each year and that is growing.*** Because carbon fiber was designed not to degrade, carbon-fiber waste necessarily creates an environmental problem.

At SDI, it is our goal to address this environmental problem by upcycling space-ready carbon-fiber materials into attractive and smart consumer products. The allure of carbon fiber, which is prized for its strength and light weight, is simply unmistakable. It is already used in a variety of luxury products from golf clubs to automobiles.

We know the demand for carbon-fiber products is real, because **the team behind SDI is the very same one that launched 121c, a company that manufactures some of the coolest skateboards and longboards on the market today.** We've seen firsthand how 121c's customers respond to the rich feel and luxurious look of their carbon-fiber boards, and we know even more consumers will be able to appreciate the allure of carbon fiber in the products that SDI will market and sell.

We're seeking your investment so that we can take our unique slate of carbon-fiber products, which includes everything from dominoes to desks, directly to consumers through our own website, on Amazon, Touch of Modern and through Kickstarter. **We hope you will join us in helping the environment and in marketing and selling some really cool products by investing in SDI today!**

*based on production data from Composites world and our direct observation of scrap rates.


SDi

Investment

$2.00/share | When you invest you are betting the company's future value will exceed $3M.

Perks

$250 — If you invest $250, you will receive an SDI Carbon keychain & a 25% off promocode for www.SDI.com and www.121Cboards.com purchase

$500 — If you invest $500, you will receive a collection of SDI products & a promocode for 25% off on an SDI and 121C purchase

$5,000 — If you invest $5,000, you will receive an invite to join us at our launch event in Southern California & a promocode for 25% off on an SDI and 121C purchase

$10,000— If you invest $10,000 you will receive an invite to lunch with SDI CEO Ryan Olliges & a promocode for 25% off on an SDI and 121C purchase

$25,000— If you invest $25,000 you will receive an invite to a dinner with the SDI leadership including astronaut Michael Lopez Alegria and space advocate Greg Autry & a promocode for 25% off on an SDI and 121C purchase

*All perks occur after the offering is completed.

This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

For details on the bonus, please see the ***Offering Summary*** *below.*

> "Join us at SDI to help solve an environmental problem, engage in the space industry supply chain, and bring some amazing stuff to market."

Ryan Olliges, CEO

How 121c Provides the Fuel for SDI's Mission

Given that it's raised nearly $200,000 on Kickstarter through three separate raises, you might have heard of 121c before. This exciting company has made a name for itself by selling some of the sleekest, coolest and most durable skateboards and longboards on the market today. Made entirely out of upcycled carbon fiber, these boards turn heads and capture imaginations wherever they're ridden.


AILERON
121c PURE CARBON

In developing these boards, the team behind 121c was able to revolutionize a number of carbon-fiber upcycling and manufacturing processes, which has allowed them to branch out into the production of various other consumer goods. It's these very products that form the basis of SDI, which is a company whose sole mission is to bring these exciting products to market and to put them in the hands of consumers with a taste for the finer things in life.

SPACE DIVISION INC

The team behind SDI is the very same team that realized and brought to life 121c. SDI was formed because the team behind 121c needed to create a new company whose sole mission is to market and sell the assortment of high-quality carbon-fiber consumer products that 121c is able to manufacture.

Because SDI is able to focus solely on the marketing and selling of these products, we're able to further our team's primary goal: saving the environment. With so much carbon-fiber waste being produced every year, our ability to lower costs and add the *cool factor* to carbon fiber has the potential to make a huge difference!

While an investment in SDI is NOT an investment in 121c, it is an investment in the ethic and ability that made 121c a success.

The Universal Appeal of Carbon-Fiber Products



> "Strength, weight and reliability are the most important factors, which is why carbon fiber has become the go-to material for a new generation of spacecraft."

Michael López-Alegría
Former NASA Astronaut & SDI Spokesperson

The conditions in outer space are about as rough as they can get, which is why rockets and spacecraft need to be built out of durable yet lightweight materials. For this very reason, **carbon fiber has become to go-to material for producing spacecraft, rockets, airplanes** and any other thing you can think of that will be subjected to the harshest of conditions.

It's important to understand that **carbon fiber isn't a one-size-fits-all materia**l. In fact, there are different grades of carbon fiber for different applications. **The products that SDI sells are made from the very best of those grades: 100% space-ready carbon fiber.**

100% space-ready carbon fiber gives our products a level of durability that's tough to beat, as well as a look that's unmistakably refined. Thanks to our innovations in upcycling and manufacturing with this incredible material, we're able to lower costs, which in turn allows us to introduce even more consumers to the alluring qualities of carbon fiber.

A Closer Look at SDI's Exciting Carbon-Fiber Consumer Products


SPACENEWS

Thanks to the carbon-fiber manufacturing innovations of 121c, SDI will be able to sell some truly incredible products to consumers directly through our website, and also through Amazon, Touch of Modern and other retailers. We've already finalized our first phase of offerings, and they fall into a number of different categories:

- Games (Dominos, Chess Sets...)
- Furniture (Tables, Stand Desks...)
- Personal Accessories (Phone Stands, Keychains...)
- Automotive Accessories (License-Plate Frames, Interior Holders, Carbon Facia)
- Household Items (Coasters, bottle openers, wine racks)

Our products are made from 100% space-grade carbon fiber, and all of our carbon-fiber components are manufactured in our Souther California factory! We take pride in our craftsmanship, and we think you'll see it on full display below.

But these items are just the start! In the coming months, we will roll out even more incredible items as we unveil our second phase of products. For now, though, what we've got is really cool, as you can see below:





Briefcase

In the right hands, a briefcase isn't just a means of toting one's things around; it's also a way to make a statement. Sure, this briefcase can protect your belongings. But what counts is the instant impression that it makes and the envy it elicits from those who see it!



Desk

When you want to make a statement in your office, then you want to have a desk that makes an unmistakable impression. If you ask us, there's simply nothing in the world that can accomplish that quite like sitting (or standing) behind an adjustable carbon-fiber desk.



Dominoes

Crafted from 100% pure carbon fiber, precision-cut to size and with laser etched dots, this set of 28 double-6 dominoes is unlike anything else available. It even comes with a beautiful handcrafted carbon-fiber and felt-lined box that makes it the perfect gift.





Wine Rack

What better way to store your wine than on this carbon rack designed for the future? In addition to looking sleek on the countertop, the carbon fiber makes for a strong and stable rack, all while the wine magnifies the weave pattern bringing forth the true beauty of the pattern.



Chess Set

While your chess game might need some improvement, there's no doubt that it will *look* smart thanks to amazing set created by SDI. Made with pure carbon fiber and super-durable kevlar, this board can withstand even the most competitive of games.



Clipboard

When you're toting a clipboard around, you're obviously in need of something durable and reliable. Why not kick things up a notch by making yours a carbon-fiber clipboard that's not just durable and reliable, but also a statement piece that looks sharp?

SDI Products Are Made from Real Certified Space Technology

The Space Foundation builds awareness of the benefits of space through our Space Certification™ program, which demonstrates how space technologies improve life on Earth and makes space more interesting and accessible to everyone.

Products and services that display the Space Certification seal are guaranteed to have stemmed from or been dramatically improved by technologies originally developed for space exploration or to have significant impact in teaching people about the value of space utilization.

The Team Behind SDI

While the carbon fiber from which our products are made is plenty strong, it's the team behind SDI that is our true strength. Between us, we have three professors at the University of Southern California, three MBAs, an MSSE, and... a NASA astronaut!

What really sets our team apart, particularly when it comes to the future of SDI, is our shared experience in building 121c. In building that company, we learned not just a great deal about running a successful business, we also innovated incredible carbon-fiber manufacturing techniques that can fuel SDI's future success.

We know that once our unique products are in the hands of consumers, they'll be immediately drawn to their refinement, durability and aesthetic. That's why we're so excited by the prospect of working with investors like you!


RVCA

Invest in SDI Today!



We believe that the incredible carbon-fiber products we produce at SDI in partnership with 121c will be a hit with consumers. But, **there's so much more that motivates our team than mere sales and profits.**

SDI is committed to affecting positive change in the world by addressing the growing issue of carbon-fiber waste. Rather than finding its way into landfills where it will never biodegrade, **100% space-ready carbon fiber can be repurposed for a number of different applications.**

Because of the success of 121c, we've been able to develop new ways of upcycling carbon fiber and manufacturing with it that dramatically reduce costs. What's more is that we've found ways of creating really *cool* products, things that will appeal to people of all walks of life.

Our team has the experience and is committed to realizing the above goals, but there's one crucial thing missing... You!

Invest in SDI today, and help us market and sell our incredible carbon-fiber products to consumers around the globe, all while helping us to meet a critical environmental challenge.

June 2015

121C Launched

Ryan Olliges and Greg Autry found 121C to upcycle carbon fiber scrap from the space industry.

August 2015



1st 121C Kickstarter $44k

Aileron carbon fiber skateboard flies on Kickstarter. $44,353. 444% funded.

August 2015



2nd 121C Kickstarter $102k

121C Rover small cruiser skateboard rockets to success. $102,135. 680% funded.

October 2017



3rd 121C Kickstarter $42k

Afterburner longboard roars. $42,492. 280% funded.

December 2017

SDI Launches on Start Engine!

Space fans can now invest in the growing space economy and solve an environmental problem by investing in Space Division Inc. SDI will sell a variety of carbon fiber products made by 121C.

December 2017

SDI Launches!

SpaceDivisionInc.com is already loaded with great products made by 121C from upcycled carbon fiber.

March 2018 (anticipated)

SDI Kickstarter

SDI will launch it's 2nd generation products with a Kickstarter campaign in early 2018. (Anticipated)

Meet the Founders



Ryan Olliges

Founder, President, CEO, & Director

Ryan is CEO and President of SDI since its founding in November of 2017. He launched 121C in 2015, where he is also CEO and President, while earning a degree in Aerospace Engineering at the University of Southern California's Viterbi School of Engineering. Ryan served as the lead composites engineer for USC's Rocket Propulsion Lab and worked on carbon fiber reuse in the composites materials lab. Ryan has served as our CEO, President and as a director since our founding in April 2015. He is a 2016 graduate of USC's Viterbi School of Engineering where worked in the Composites Lab and lead composites work in the Rocket Propulsion Lab.



Greg Autry

Co-Founder & CSO

Greg Autry has been our Cheif Strategy Officer since SDI's founding in November of 2017. He also co-founded 121C in April 2015 and as serves as chief strategy officer and a director. He was also secretary of 121C between April 2015 and February 2017. Dr. Autry has also been an Assistant Professor of Clinical Entrepreneurship at the University of Southern California's prestigious Lloyd Greif Center since 2013. He teaches startup management and innovation and researches the commercial space sector. Greg has four decades of experience as a serial technology entrepreneur & previously co-founded Network Corps where he was President from 1998-2015. Greg severed on the Presidential Transition team at NASA (December 2016 - January 2017) and as the interim White House Liaison to America's space agency (January - February 2017). He writes and comments regularly on the space industry in major outlets and is a regular Forbes contributor. He holds an MBA & Ph.D. from UC Irvine.



Paul Olliges

Co-Founder & Advisor

Paul Olliges is Co-Founder and Advisor at both 121C (since 2015) and SDI (since November 2017). Paul has years of experience working in manufacturing and with composites in the marine industry, including as Director of Design at US Marines, the parent company of Bayliner. Paul currently serves as General Manager at Sea-Dog line. He co-founded BackAlive in 2013. Paul holds a BS in Industrial Design and an MBA from the University of Washington. He has served as our Treasurer and as a director since April 2015.







Michael López-Alegría

Spokesperson & Industry Representative

Michael López-Alegría is spokesperson and representative at SDI (since November 2017) and 121C (since April 2015). He a former NASA astronaut and Naval Aviator and has flown several Shuttle and Soyuz missions, as well as serving as commander of the International Space Station. Mike served as President of the Commercial Spaceflight Federation and he is the founder of MLA Space. Mike earned a B.S. in systems engineering from the U.S. Naval Academy and a Masters in Aeronautical Engineering from the Naval Postgraduate School.

Jaysen Harris

CTO

Jaysen Harris serves as Chief Technology Officer at SDI (since November 2017) and 121C (since April 2015). He has many years of entrepreneurial experience in several technology startups. He is experienced in implementing systems throughout organizations large and small. As services manager at Network Corps he led several major projects deployments at Kaiser Permanente. Jaysen has served as our Chief Technical Officer and as a director since 2015.

Steven Nutt

Technical Advisor

Steven Nutt is a technical advisor for SDI (since November 2017) and for 121C (since April 2015). He is the M.C. Gill Professor of Chemical Engineering & Materials Science at the Viterbi School of Engineering at the University of Southern California. Dr. Nutt holds a B.S., M.S. and PhD in Materials Science from the University of Virginia.



Adrian Stern

Chief Financial Officer, Secretary, Director

Adrian Stern is CFO and Secretary at both SDI (since November 2017) and 121C. (since April 2015) He is a CPA and founder at Clumeck Stern Schenkelberg & Getzoff (since 1988). He is currently serving as the Chairman of California Center for Public Health Advocacy and was previously the Treasurer of that group. He holds a Bachelor of General Studies from the University of Michigan. Adrian has served as our Secretary since February 2017, and as a director since 2016.



Peter Latteier

Director of Business Development

Peter is director of business development at SDI and 121C. He has an MBA from the University of Southern California and a BS in Manufacturing Engineering from BYU. He has experience in business development, sales and process improvement and is a certified 6 Sigma Blackbelt. He also enjoys the outdoors and keeping the environment clean.

Offering Summary

Maximum 535,000 shares of common stock ($1,070,000)

Minimum 5,000 shares of common stock ($10,000)

Company	Space Division Inc.
Corporate Address	1313 W. 135th Street, Gardena CA, 90247
Description of Business	Manufacturing of carbon fiber products from upcycled aerospace scrap.
Type of Security Offered	Class B Non Voting Common Stock
Purchase Price of Security Offered	$2.00
Minimum Investment Amount (per investor)	$250.00

The 10% Bonus for StartEngine Shareholders

Space Division Inc. will offer 10% additional bonus shares for all investments that are committed by existing StartEngine Crowdfunding Inc. shareholders within 24 hours of the offering going live.

StartEngine shareholders will receive a 10% bonus on this offering **within a 24-hour window of their campaign launch date.** This means you will receive a bonus for any shares you purchase. For example, if you buy 50 shares of Class B Common Stock at $2.00 / share, you will receive 5 Class B Common Stock bonus shares, meaning you'll own 55 shares for $100.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned subscription agreement.

Perks

$250 — If you invest $250, you will receive an SDI Carbon keychain & a 25% off promocode for www.SDI.com and www.121Cboards.com purchase

$500 — If you invest $500, you will receive a collection of SDI products & a promocode for 25% off on an SDI and 121C purchase

$5,000 — If you invest $5,000, you will receive an invite to join us at our launch event in Southern California & a promocode for 25% off on an SDI and 121C purchase

$10,000— If you invest $10,000 you will receive an invite to lunch with SDI CEO Ryan Olliges & a promocode for 25% off on an SDI and 121C purchase

$25,000— If you invest $25,000 you will receive an invite to a dinner with the SDI leadership including astronaut Michael Lopez Alegria and space advocate Greg Autry & a promocode for 25% off on an SDI and 121C purchase

**All perks occur after the offering is completed.*

Irregular Use of Proceeds

We might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Space Division Inc. to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post

startengine

©2017 All Rights Reserved

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Space Division Inc. Start Engine Script

Olliges: Hi, I'm Ryan Olliges, founder of Space Division Inc.

Autry: I'm Greg Autry, co-founder of Space Division Incorporated.

Olliges: When I was a student back at USC, in the rocket propulsion lab, I was looking for carbon fiber to get donated to the lab. We ended up getting a call from Boeing and they said "come and pickup all this carbon fiber" and there ended up being so much of it I thought "wow, there has to be a real business opportunity here."

Autry: A couple of years ago, Ryan and I founded 121C to address a unique business opportunity and to solve an environmental problem, upcycling carbon fiber scrap from the space industry.

Olliges: We started with making skateboards, because I have a real passion for skateboarding. Now we're really excited about all of the other products we can start making with this material.

Autry: Our team has decided to found Space Division Incorporated in order to market some of these cool space inspired products. The impetus for starting Space Division was the realization that we could make a variety of great space inspired products and we wanted to create a brand around that.

Olliges: Carbon fiber is one of the toughest and lightest materials out there.

Autry: It's super strong, ultra-lightweight and it looks incredibly sexy. The problem is that the aircraft and rocket industries are landfilling over 10 million pounds of this material annually and this problem is only getting worse as the demand the demand for carbon rapidly grows.

Olliges: We began to think about our own scrap that we were creating and wanted to put use to all of the material that we use. This upcycling allows us to enter many different industries that weren't possible before, just because it was so cost prohibitive.

Autry: My research in the commercial space industry for more than a dozen years has provided unique access to this industry and to this material.

Olliges: As a result we can deliver really high-quality products to any industry at a really competitive price. There are a couple of competitors making small trinket items out of carbon fiber. What sets Space Division apart is that we use a material that's aerospbe ace grade.

Autry: Our products and process have been designated by the Space Foundation as Certified Space Technology.

Olliges: The resin that's used in the space industry is far superior to anything else that's available because it has to be in order to get vehicles into orbit.

Lopez-Alegria: In spaceflight, strength weight and reliability are the most important factors, which is why carbon fiber has become the go to material for a new generation of spacecraft.

Olliges: We developed some small items that we can nest in our cuts and make use of the small pieces we would be throwing away.

Autry: These include briefcases, phone holders

Olliges: Bottle openers, key chains, license plate frames. The list is ever growing. We decided to make a wine rack because it's something that we consider to be high-end and we thought that carbon fiber would fit perfectly with that high-end aesthetic. The great thing about the carbon fiber briefcase is how lightweight it is. People stop me in the airport and say "wow, where did you get that briefcase." Everybody's really impressed by it. We had a bunch of regular desks in our office space and we thought how can we turn our carbon fiber into something we use everyday in the office and the answer was a sit and stand desk. I'm a big board game enthusiast and always love to play with my family when I go and visit and I translate that passion into some of the pieces we make with the chess set and the dominos.

Autry: We're excited to give you the opportunity to join the SDI mission via Start Engine. Each one of you will receive a small gift that you'll be able to carry with you and show your friends what is that we're making. It's an incredible opportunity and we would love to have you join us.

Lopez-Alegria: By using upcycled material in its construction you'll be not only be helping the commercial spaceflight industry but also doing something good for the Earth.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "SPACE DIVISION INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF NOVEMBER, A.D. 2017, AT 10:26 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

6619201 8100
SR# 20177117161

Authentication: 203588826
Date: 11-16-17

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:26 AM 11/16/2017
FILED 10:26 AM 11/16/2017
SR 20177117161 - File Number 6619201

CERTIFICATE OF INCORPORATION
OF
SPACE DIVISION INC.

Article I

The name of the corporation is Space Division Inc. (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 1209 Orange Street - Corporation Trust Center, New Castle County, Wilmington, Delaware 19801. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The total number of shares of stock which the Corporation shall have authority to issue is Five Million (5,000,000) shares of common stock, consisting of: (i) Two Million Five Hundred Thousand (2,500,000) shares of Class A Voting Common Stock, par value $0.0001 per share; and (ii) Two Million Five Hundred Thousand (2,500,000) shares of Class B Non-Voting Common Stock, par value $0.0001 per share. Except as may be provided in this Certificate of Incorporation or required by law, the Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to shareholders, with each holder of Class A Voting Common Stock being entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on such matters. Except as required by law, the Class B Non-Voting Common Stock shall have no voting rights.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on August 30, 2017.

Jeffrey S. Marks, Incorporator